Securities and Exchange Commission RECEIVED

[stamp] 2009 Office of Compliance Inspection and Examinations

SEC ... SSION

09058703

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln Street, Suite 2545
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William S. Smith
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor	Denver	CO	80202-3330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission RECEIVED FEB 27 2009

FOR OFFICIAL USE ONLY

Office of Compliance Inspection and Examinations

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J.M. SCHLIEBE NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith & Company as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 19, 2009

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,487,656
Marketable securities owned	1,337,011
Non-marketable securities owned	537,395
Accounts receivable – trade	94,924
Accounts receivable – affiliates	137,495
Prepaid expenses	73,742
Deposits	44,246
Furniture and fixtures, net of accumulated depreciation of $166,016	40,211
TOTAL ASSETS	$ 3,752,680

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 145,554
Total liabilities	145,554
COMMITMENT AND CONTINGENCIES (Notes 5 and 6)	
STOCKHOLDER'S EQUITY:	
Common stock, $.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	86,500
Retained earnings	3,510,626
Total stockholder's equity	3,607,126
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,752,680

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commissions	$ 1,488,081
Investment banking revenue	935,670
Total commissions and investment banking revenue	2,423,751
Realized gains on securities owned	158,806
Unrealized losses on securities owned	(1,309,947)
Other income	100,592
Total revenue	1,373,202
GENERAL AND ADMINISTRATIVE EXPENSES	2,833,259
LOSS FROM OPERATIONS	(1,460,057)
INCOME TAX BENEFIT (EXPENSE):	
Current	(192)
Deferred	32,800
NET LOSS	$ (1,427,449)

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2008	50,000	$ 10,000	$ 86,500	$ 5,092,634	$ 5,189,134
Distributions	–	–	–	(154,559)	(154,559)
Net loss	–	–	–	(1,427,449)	(1,427,449)
Balances, December 31, 2008	50,000	$ 10,000	$ 86,500	$ 3,510,626	$ 3,607,126

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,427,449)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	28,731
Unrealized losses on investments	1,309,947
Realized gains on investments	(158,806)
Deferred income taxes	(32,800)
Changes in operating assets and liabilities:	
Accounts receivable – trade	1,057,522
Accounts receivable – affiliates	(50,777)
Prepaid expenses	49,943
Deposits	4,274
Accrued liabilities	(657,633)
Net cash provided by operating activities	122,952
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of securities	(2,670,531)
Sale of securities	2,919,715
Purchases of non-marketable securities	(18,750)
Purchases of furniture and fixtures	(867)
Net cash provided by investing activities	229,567
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(154,559)
Net cash used in financing activities	(154,559)
INCREASE IN CASH AND CASH EQUIVALENTS	197,960
CASH AND CASH EQUIVALENTS, beginning of year	1,289,696
CASH AND CASH EQUIVALENTS, end of year	$ 1,487,656
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 26,889
Cash paid for income taxes	$ 26,000

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Organization and Nature of Operations – Wm Smith & Company (an S Corporation) dba Wm Smith Securities (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992 and became licensed as a broker/dealer and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority (FINRA), the Company provides brokerage services to customers throughout the United States, and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned – Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as an unrealized gain/(loss) on investments. Securities owned consist of equity securities of publicly traded companies as well as investments in private investment funds.

Securities not readily marketable may include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

Generally, not readily marketable securities are stated at fair market value which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The fair value of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

Furniture and Equipment – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately five years. When assets are retired or otherwise disposed of, the property accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Income Tax -- The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates and laws enacted as of the statement of financial condition date. Deferred tax expense represents the change in the deferred tax asset/liability balance.

Effective January 1, 2006, Wm Smith Securities, Incorporated elected under the Internal Revenue Code to be taxed as an S Corporation and merged with Wm Smith & Company. In lieu of paying corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income.

NOTES TO FINANCIAL STATEMENTS

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109) in reporting deferred income taxes. For U.S. companies converting from a taxable C Corporation to a Subchapter S Corporation, a tax is imposed on any "built-in gain" recognized on the disposition of assets within 10 years from the date of conversion. As of December 31, 2008, a deferred tax liability relating to built-in gains on securities owned was realized in the amount of $32,800.

Commission and Investment Banking Revenue – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expense are recorded on the trade date. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Comprehensive Income – Comprehensive income represents all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. There are no elements of comprehensive income other than net loss for the year ended December 31, 2008.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. The Company uses estimates in valuing its non-marketable securities owned as well as allocating shared expenses (see Note 2).

2. **RELATED PARTY TRANSACTIONS**:

Under an arrangement between the Company and Wm Smith Special Opportunities Research Company ("WSSOR") a company under common control, WSSOR sells research products to customers who agree to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2008, the Company paid WSSOR $720,000 for research provided to the Company. Additionally, the Company received $ 425,691 in commission revenue from trades placed by customers of WSSOR.

The Company shares all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of the WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSSOR and the Company. The Company allocated to WSSOR shared expenses totaling $798,001 for the year.

As of December 31, 2008, amounts receivables from WSSOR totaled $137,495, which are reflected on the statement of financial condition under accounts receivable – affiliates.

NOTES TO FINANCIAL STATEMENTS

3. **SECURITIES OWNED**:

Marketable securities owned consist of trading and investment securities at estimated market values as follows:

Corporate stocks	$ 1,124,827
Money market funds	212,184
	$ 1,337,011

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Generally, not readily marketable securities are stated at fair market value which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The fair value of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

At December 31, 2008, these securities carried at estimated fair values consist of the following:

Limited partnerships	$ 116,685
Limited liability companies	370,710
Corporations	50,000
	$ 537,395

4. **FAIR VALUE MEASUREMENTS**:

Effective January 1, 2008, the Company adopted Statement No. 157, *Fair Value Measurements,* which provides a framework for measuring fair value under generally accepted accounting principles. Statement No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

NOTES TO FINANCIAL STATEMENTS

As defined in Statement No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

> Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
>
> Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.
>
> Level 3 — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the fiscal year ended December 31, 2008, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Marketable Securities Owned – The fair value of marketable securities owned is the market value based on quoted market prices.

Non-Marketable Securities Owned – The Company's non-marketable securities owned are carried at fair value and are generally classified within Level 2 of the valuation hierarchy. However, certain of the Company's non-marketable securities owned are classified within Level 3 due to the lack of observable pricing data.

NOTES TO FINANCIAL STATEMENTS

Valuation Hierarchy – In accordance with SFAS 157, the following table represents the Company's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities owned	$ 1,337,011	$ 1,337,011	$ –	$ –
Non-marketable securities owned	537,395	–	116,685	420,710
Total	$ 1,874,406	$ 1,337,011	$ 116,685	$ 420,710

In accordance with SFAS 157, the following table represents the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2008:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Non-Marketable Securities Owned
Beginning balance	$ 536,720
Total gains or losses (realized/unrealized)	
Included in earnings	(18,075)
Purchases	18,750
Transfers out of Level 3	(116,685)
Ending balance	$ 420,710
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (18,075)

Wm SMITH & COMPANY
dba Wm Smith Securities

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity (from statement of financial condition)	$ 3,607,126
Total stockholder's equity qualified for net capital	$ 3,607,126
Deductions:	
Non-allowable assets:	
Non-marketable securities owned	537,395
Accounts receivable – affiliate	137,495
Furniture and fixtures	40,211
Haircuts on securities	193,403
Prepaid expenses	73,742
Deposits	44,246
	1,026,492
Net capital	$ 2,580,634
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 145,554
Percentage of aggregate indebtedness to net capital	6%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 9,703
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 2,480,634

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2008, does not differ materially from the above presentation.

Wm SMITH & COMPANY
dba Wm Smith Securities

SCHEDULE II

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Wm Smith & Company
Denver, Colorado

In planning and performing our audit of the financial statements of Wm Smith & Company (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting "internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of_Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 19, 2009

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Wm Smith & Company
dba Wm Smith Securities

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2008
and Independent Auditor's Report
on Internal Control